SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO
                               (Rule 14d-100)
               Tender Offer Statement Under Section 14(d)(1)
         or Section 13(e)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 4)
                             ------------------

                              LANDS' END, INC.
                     (Name of Subject Company (Issuer))

                          INLET ACQUISITION CORP.
                        a wholly owned subsidiary of
                           SEARS, ROEBUCK AND CO.
                    (Names of Filing Persons (Offerors))
                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                 515086106
                   (CUSIP Number of Class of Securities)
                          Anastasia D. Kelly, Esq.
                 Senior Vice President and General Counsel
                           Sears, Roebuck and Co.
                             3333 Beverly Road
                      Hoffman Estates, Illinois 60179
                         Telephone : (847) 286-2500
        (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                              With a copy to:
                            Gary P. Cullen, Esq.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                         Telephone: (312) 407-0700
                         CALCULATION OF FILING FEE
===============================================================================
        Transaction Valuation*                       Amount of Filing Fee**

           $1,950,167,509.37                             $179,415.41
===============================================================================
* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 30,012,942 outstanding shares of common stock of Lands' End, Inc. at a purchase price of $62.00 per share. The transaction valuation also includes the offer price of $62.00 less $30.13, which is the average exercise price per share, multiplied by 2,804,051, the estimated number of options outstanding.
**   The amount of the filing fee, calculated in accordance with Section
     13(e) of the Exchange Act, equals $92 per million dollars of the transaction valuation. Sent by wire transfer to the Securities
     Exchange lockbox on May 16, 2002.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


     Amount Previously Paid:    $ 179,415.41      Filing party:  Sears, Roebuck and Co.
                                                                 and Inlet Acquisition Corp.
     Form or Registration No.:  Schedule TO-T     Date Filed:    May 17, 2002


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [_] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




     This Amendment No. 4 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on May 17, 2002, as amended, by Inlet Acquisition Corp., a Delaware corporation (the "Purchaser"), and Sears, Roebuck and Co., a New York corporation ("Sears"), relating to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Lands' End, Inc., a Delaware corporation (the "Company"), at a purchase price of $62.00 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated May 17, 2002 (the "Offer to Purchase"), as amended, a copy of which was filed as Exhibit (a)(1)(A) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which was filed as Exhibit (a)(1)(B) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

Item 7.  Source and Amount of Funds or Other Consideration.

Item (a) of Item 7 is hereby amended and supplemented to include the following:

     The following paragraph is added to page 14 of the Offer to Purchase under the caption "9. Source and Amount of Funds." after the text added pursuant to Amendment No. 2 to the Statement, filed with the Commission on May 29, 2002:

"On June 13, 2002, SRFG, Inc. ("SRFG"), a wholly-owned subsidiary of Sears, issued and sold certificates representing interests in Sears Credit Account Master Trust II, a master trust that holds Sears credit card receivables (the "Master Trust"), as follows: $500,000,000 aggregate principal amount of certificates accruing interest at a floating annual rate of one-month LIBOR plus 0.29%, with principal scheduled to be paid on May 15, 2012, and $40,500,000 aggregate principal amount of certificates accruing interest at a floating annual rate of one-month LIBOR plus 0.67%, with principal scheduled to be paid on June 15, 2012 (collectively, the "Certificates"). The interest payment dates on the Certificates are the 15th of each month beginning in July 2002. The net proceeds from the issuance and sale of the Certificates, before expenses, are $539,419,000. Repayments of principal and interest on the Certificates will be the sole responsibility of the Master Trust, which will fund such repayments from collections on the credit card receivables held by the Master Trust. Sears, through intercompany borrowing arrangements with SRFG and SRAC, will use portions of the proceeds of the sale of the Certificates, along with the proceeds of the sale of the Notes and of commercial paper in the ordinary course by SRAC, to finance the Offer and the Merger."


                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                        SEARS, ROEBUCK AND CO.


                                        By: /s/ Paul J. Liska
                                            ----------------------------------
                                        Name:  Paul J. Liska
                                        Title: Executive Vice President and
                                               Chief Financial Officer


                                        INLET ACQUISITION CORP.


                                        By:  /s/ W. Anthony Will
                                             ---------------------------------
                                        Name:  W. Anthony Will
                                        Title: Vice President and Treasurer


Dated:  June 13, 2002